200 Crescent Court, Suite 300
Dallas, Texas 75204
+1 214 746 7700 tel
+1 214 746 7777 fax

Glenn D. West
+1 214 746 7780

gdwest@weil.com

VIA EDGAR TRANSMISSION

AND BY HAND

June 19, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director, Division of Corporate Finance

Re:                             LIN Media LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed on May 8. 2013

File No. 333-188297

Dear Mr. Spirgel:

On behalf of our client, LIN Media LLC (“LIN Media” or the “Company”), please find a response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) to LIN Media (File No. 333-188297) of June 17, 2013 with regard to the above referenced Registration Statement on Form S-4 filed by the Company on June 7, 2013 (as amended, the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 3”), which includes revisions to the Registration Statement in response to the Staff’s comment. Packets containing a copy of this letter and marked copies of Amendment No. 3 showing changes to the Registration Statement filed on June 7, 2013 will be physically delivered to each member of the Staff referenced in your letter dated June 17, 2013. The page number referenced in our response below corresponds to the page number in the marked copies of Amendment No. 3 that are being delivered to your office. These marked copies show changes from the amended Registration Statement filed on June 7, 2013.

Set forth below in bold is the comment from the Staff’s letter.  Immediately below the Staff’s comment is the Company’s response to that comment.

Exhibit 8.1

1.              We note the executed tax opinion provided by Weil, Gotshal & Manges LLP as Exhibit 8.1 to the registration statement fails to identify the specific tax issue on which the opinion is based. Please note that counsel must opine on the tax consequences of the transactions, not the manner in which they are described in the prospectus. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please appropriately revise the description of counsel’s opinion contained in the first paragraph on page 85 and in the short-form opinion filed as Exhibit 8.1 and file an updated opinion with an amendment to the Form S-4.

In response to the Staff’s comment, the disclosure contained in the first paragraph on page 85 has been revised to include a description of counsel’s opinion and an updated opinion has been filed as Exhibit 8.1 as requested.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Glenn West (214-746-7780) or P.J. Himelfarb (214-746-7811) or, if more convenient, contact us via e-mail (gdwest@weil.com or pj.himelfarb@weil.com).

Sincerely,

/s/ Glenn D. West

Glenn D. West

cc:                                Denise M. Parent

Senior Vice President Chief Legal Officer

LIN Media LLC

P.J. Himelfarb

Partner

Weil, Gotshal & Manges LLP